UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,
Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Luokung Technology Corp.

Luokung Technology Corp. Reports

Unaudited Financial Results for the First Six Months of Fiscal Year 2023

Luokung Technology Corp. (Nasdaq: LKCO) (“Luokung,” “we” or the “Company”), today announced the unaudited financial results for the six months ended June 30, 2023. The financial statements and other financial information included in this Form 6-K are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Financial Highlights for the Six Months Ended June 30, 2023:

Revenues for the six months ended June 30, 2023 decreased 90.1%, to $6,197,913 from $62,808,438 for the six months ended June 30, 2022;

Net loss of $22,458,378 for the six months ended June 30, 2023 as compared to net loss of $28,859,097 for the six months ended June 30, 2022;

Basic and diluted loss per share was $1.30 and $2.35 for the six months ended June 30, 2023 and 2022; and

Weighted average shares outstanding for the six months ended June 30, 2023 were 17,002,940, compared to 13,078,593 for the six months ended June 30, 2022.

“In the first half of the 2023 fiscal year, our revenue was $6.20 million, a 90.1% decrease from $62.81 million for the same period of the 2022 fiscal year. The decrease was mainly due to one of our subsidiaries Beijing Wave Function Culture Development Co., Ltd. (“Wave Function”) planned to equity restructure and had terminated concert party relationship with the Company. Consequently, the Company will no longer consolidate Wave Function’s financial statements and instead have booked it as long-term investment. As we expect our data service products related to carbon neutralization and emissions to be implemented in international market, we believe the future growth of this area of the Company’s business is substantial.” said Mr. Song Xuesong, the Company’s Chief Executive Officer.

Results of Operations - Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

Revenue

The Company’s revenues primarily consisted of advertising services, software and services and smart transportation from the Company’s variable interest entities, Jiangsu Zhong Chuan Rui You Information and Technology Limited (“Zhong Chuan Rui You”), SuperEngine Graphics Software Technology Development (Suzhou) Co., Ltd (“SuperEngine”) and eMapgo Technologies (Beijing) Co., Ltd. (“EMG”).

Advertising services

Zhong Chuan Rui You derived revenue from the provision of user acquisition services to their advertisers on the strength of the location-based services (LBS) services they offer; customers pay them based on performance, as measured by CPI (Cost Per Install), CPM (Cost Per Mile), and CPC (Cost Per Click). They recognize revenue over time because customers receive and consume the benefit of the advertising services throughout the contract period.

Software and services

SuperEngine generated revenues primarily from the sales of software licenses and the provision of technology services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology support services and technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of software licenses is recognized at the point in time when the right to use the software is provided to customers. Term license fees and royalties are recognized over time throughout the contract period.

Technology support service revenue is recognized over time as the services are performed because customers receive and consume the benefit of the performance of services throughout the contract period. Technology solution service revenue is recognized at the point in time when the service is completed. SuperEngine bills for services performed in accordance with the terms of each contract. SuperEngine recognizes the revenues associated with these professional services as services are delivered to the customers.

Smart transportation

Map data licensing

EMG provides perpetual map data licenses to customers and collects one-time license fees from customers. Revenue is recognized at the point in time when customers obtain the right to use the map data.

Autonomous driving simulation and verification test

EMG provides data collection and desensitization for compliance with legal requirements to which system manufacturers and automobile manufacturers for autonomous driving simulation and verification testing are subject. Revenues are derived from the provision of data collection and desensitization services for compliance with legal requirements. Revenues are recognized over time as the services are performed because customers receive and consume the benefit of the performance of services throughout the contract period.

Map service platform local deployment

Through local deployment, EMG provides a one-time map service platform license or a map service platform license for a contracted period to certain public sectors and enterprises to support location-based applications with updates to the map service platform during such contracted period. The map service platform includes map data and software that support certain map applications including display, search, routing and others. Revenues from a map data license for a given period are recognized ratably over time because customers receive and consume the benefit of the map services throughout the contract period.

For the six months ended June 30, 2023, the Company had revenue of $6,197,913, as compared to revenue of $62,808,438 for the six months ended June 30, 2022, a decrease of $56,610,525, or 90.1%.

Advertising

For the six months ended June 30, 2023, revenue from advertising was $329,596, a decrease of $56,985,124, or 99.42%, from $57,314,720 for the six months ended June 30, 2022. The decrease was mainly due to one of our subsidiaries Beijing Wave Function Culture Development Co., Ltd. (“Wave Function”) planned to equity restructure and had terminated concert party relationship with the Company. Consequently, the Company will no longer consolidate Wave Function’s financial statements and instead have booked it as long-term investment.

Software and services

For the six months ended June 30, 2023, revenue from sales of remote sensing and GIS data management service platform software and services decreased by $1,493,824 or 100% in comparison to the six months ended June 30, 2022.

Smart transportation

For the six months ended June 30, 2023, revenue from smart transportation was $5,868,317, an increase of $1,868,423, or 46.71%, from $3,999,894 for the six months ended June 30, 2022.

Operating costs and expenses

The Company’s operating costs and expenses consisted of cost of revenues, selling, general and administrative expenses, and research and development expenses.

Cost of Revenues

Cost of revenues decreased by 94.1% to $3,202,677 for the six months ended June 30, 2023 from $54,394,462 for the six months ended June 30, 2022.

The cost of revenues primarily consisted of traffic acquisition costs and salary and benefit expenses. The Company’s traffic acquisition costs may vary due to a number of factors, including scale, targeted audience and the geography of traffic.

Included in salary and benefit expenses are those for employees directly involved in data collection and processing, direct production costs, which are primarily comprised of field survey-related costs and hard disk materials costs, and depreciation of facilities and equipment used in data collection and processing.

Selling and marketing expense

The Company’s selling and marketing expense mainly includes promotional and marketing expenses and compensation for our sales and marketing personnel.

Selling expense totaled $1,534,979 for the six months ended June 30, 2023, as compared to $3,719,654 for the six months ended June 30, 2022, a decrease of $2,184,675 or 58.7%.

General and administrative expense

The Company’s general and administrative expenses consisted primarily of salaries and benefits for the Company’s general and administrative personnel, rent, fees and expenses for legal, accounting and other professional services.

General and administrative expense totaled $7,518,082 for the six months ended June 30, 2023, as compared to $7,883,232 for the six months ended June 30, 2022, a slight decrease of $365,150 or 4.6%.

Research and development expenses

Research and development expenses primarily consisted of salaries and benefits for research and development personnel.

Research and development expenses totaled $14,544,380 for the six months ended June 30, 2023, as compared to $24,961,934 for the six months ended June 30, 2022, an increase of $10,417,554 or 41.7%. The decrease was primarily attributable to a decrease in salaries and share based compensation due to a decrease in headcount of staff in the research and development department.

Loss from operations

As a result of the factors described above, for the six months ended June 30, 2023, loss from operations amounted to $3,202,677 as compared to loss from operations of $54,394,462 for the six months ended June 30, 2022, a decrease of $51,191,785, or 94.1%.

Other income/expense

Other income/expense primarily included interest expenses from other loans and foreign currency gains/losses.

For the six months ended June 30, 2023, other expense, net, amounted to $2,412,361 as compared to other expense, net, of $1,257,134 for the six months ended June 30, 2022, an increase of $1,155,227, or 91.9%, which was primarily attributable to an increase in other expenses of approximately $953,790, offset by an increase in foreign currency transaction gain of approximately $262,528.

Net loss

As a result of the factors described above, the Company’s net loss was $22,458,378 for the six months ended June 30, 2023, compared to net loss of $28,859,097 for the six months ended June 30, 2022, a decrease of $ 6,400,719 or 22.2%.

Foreign currency translation adjustment

The Company’s reporting currency is the U.S. dollar. The functional currency of the Company’s subsidiaries (LK Technology, MMB and Mobile Media) is the U.S. dollar and the functional currency of the Company’s subsidiaries incorporated in China is the Chinese Renminbi (“RMB”). The financial statements of the Company’s subsidiaries incorporated in China are translated to U.S. dollars using period end exchange rates for assets and liabilities, and average exchange rates (for the period) for revenue, costs and expenses. Net gains and losses resulting from foreign exchange transactions are included in the Company’s consolidated statements of operations and comprehensive loss. As a result of foreign currency translations, which are a non-cash adjustment, the Company reported a foreign currency translation gain of $3,293,075 for the six months ended June 30, 2023, as compared to a foreign currency translation gain of $5,181,476 for the six months ended June 30, 2022. This non-cash gain had the effect of decreasing the Company’s reported comprehensive loss.

Comprehensive loss

As a result of the Company’s foreign currency translation adjustment, the Company’s had comprehensive loss for the six months ended June 30, 2023 of $19,165,303, compared to comprehensive loss of $23,677,621 for the six months ended June 30, 2022.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. The Company historically relied on cash flow provided by operations and financing to provide its working capital. At June 30, 2023 and December 31, 2022, the Company had cash balances of approximately $996,823 and $1,264,881, respectively. A significant portion of these funds are located in financial institutions located in the PRC and will continue to be indefinitely reinvested in the Company’s operations in the PRC.

The following table sets forth a summary of changes in the Company’s working capital from December 31, 2022 to June 30, 2023:

	June 30, 2023	December 31, 2022	Change	Percentage Change
Working capital deficit:
Total current assets	$13,206,090	$44,825,670	$(31,619,580)	(70.5)%
Total current liabilities	91,490,749	94,831,612	(3,340,863)	(3.5)%
Working capital deficit:	$(78,284,659)	$(50,005,942)	$(28,278,717)	56.6%

The Company’s working capital deficit increased by $28,278,717 to a working capital deficit of $78,284,659 at June 30, 2023 from $50,005,942 at December 31, 2022. This increase in working capital deficit is primarily attributable to a decrease in cash of approximately $268,000, a decrease in accounts receivable of approximately $5,594,000, a decrease in other receivables of approximately $25,755,000, offset by a decrease in accounts payable of approximately $1,913,000 and a decrease in accrued liabilities and other payables of approximately $1,352,000.

The Company had incurred negative cash flows from operating activities and net losses for the six months ended June 30, 2023, which raise substantial doubt about the Company’s ability to continue as a going concern. In order to continue as a going concern and mitigate our liquidity risk, the Company will need additional capital resources, among other things. Management’s plans to obtain such resources for the Company include (1) endeavoring to enter into more sales contracts, (2) increasing proceeds from loans from both unrelated and related parties to provide the resources necessary to fund the development of our business plan and operations, and (3) increasing proceeds from loans from financial institutions and/or existing investors to increase working capital in order to meet capital demands.

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of June 30,	As of December 31,
	2023	2022
Assets
Current assets:
Cash	$996,823	$1,264,881
Accounts receivable, net of allowance for expected credit losses	1,689,850	7,283,566
Other receivables and prepayment	10,448,283	36,203,895
Notes receivable	71,134	73,328
Total current assets	13,206,090	44,825,670
Non-current assets:
Property and equipment, net	1,773,697	3,523,810
Intangible assets, net	80,124,913	87,659,719
Goodwill	80,294,407	80,294,407
Investment	411,490	426,923
Right-of-use assets	1,874,079	2,725,777
Deferred tax assets	883,918	327,730
Other assets	4,836,640	4,849,175
Equity method investment	7,788,362	-
Other receivables, net (long term)	9,966,440	9,003,964
Total non-current assets	187,953,946	188,811,505
TOTAL ASSETS	201,160,036	233,637,175
Liabilities
Current liabilities:
Accounts payable	6,178,322	8,091,759
Accrued liabilities and other payables	80,743,079	82,095,458
Contract liabilities	1,500,428	2,066,634
Lease liabilities – current portion	1,572,843	1,665,410
Amounts due to related parties	1,496,077	912,351
Total current liabilities	91,490,749	94,831,612
Non-current liabilities:
Lease liabilities – non-current portion	430,921	1,148,526
Accrued liabilities and other payables	3,226,532	3,347,540
Total non- current liabilities	3,657,453	4,496,066
TOTAL LIABILITIES	95,148,202	99,327,678

Commitments and contingencies

Mezzanine equity
Redeemable preferred shares, $ 0.3 par value, 726,496 shares authorized, issued and outstanding at June 30, 2023 and December 31, 2022	10,204,326	10,204,326

Shareholders’ Equity

Share capital
Preferred shares, $0.3 par value; 83,333 shares authorized, issued and outstanding at June 30, 2023 and December 31, 2022	25,000	25,000
Ordinary shares, $0.3 par value; 17,517,815 shares authorized; 17,517,817 and 13,368,074 shares issued and outstanding at June 30, 2022 and December 31, 2021	5,255,345	4,924,987
Additional paid-in capital	346,430,279	343,901,804
Accumulated deficit	(257,381,388)	(235,249,958)
Accumulated other comprehensive income	(1,875,718)	542,969
Total equity attributable to owners of the company	96,204,954	114,144,802
Non-controlling interest	(397,446)	9,960,369

Total Shareholders’ Equity	96,602,400	124,105,171

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$201,160,036	$233,637,175

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

	For the Six Months Ended
	June 30,
	2023	2022

Revenues	$6,197,913	$62,808,438
Less: Operating costs and expenses:
Cost of revenues	3,202,677	54,394,462
Selling and marketing	1,534,979	3,719,654
General and administrative	7,518,082	7,883,232
Research and development	14,544,380	24,961,934
Total Operating costs and expenses	26,800,118	90,959,282
Loss from operations	(20,602,205)	(28,150,844)
Other income (expense):
Interest expense	(1,783,900)	(1,834,958)
Foreign exchange losses, net	151,234	(111,294)
Other income, net	(779,695)	689,118
Total other expense, net	(2,412,361)	(1,257,134)
Loss before income taxes	(23,014,566)	(29,407,978)
Income tax credit	556,188	548,881
Net loss	$(22,458,378)	$(28,859,097)
Less: Net loss attributable to the non-controlling interest	326,948	(1,914,052)
Net loss attributable to owners of the Company	$(22,131,430)	$(30,773,149)
Comprehensive loss:
Net loss	(22,458,378)	(28,859,097)
Other comprehensive income:
Foreign currency translation adjustment	3,293,075	5,181,476
Comprehensive loss	$(19,165,303)	$(23,677,621)
Less: Comprehensive profit (loss) attributable to the non-controlling interest	(1,960,326)	332,259
Comprehensive loss attributable to owner of the company	$(21,125,629)	$(23,345,362)
Net loss per ordinary share:
Basic and Diluted	$(1.30)	$(2.35)

Weighted average number of ordinary shares outstanding Basic and Diluted	17,002,940	13,078,593

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luokung Technology Corp.

Date: December 28, 2023	By	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer